

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 23, 2008

Mr. Edy Francis, Chief Financial Officer
Isramco, Inc.
4801 Woodway Drive
Houston, Texas 77056

> **Re: Isramco, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008**
> **and September 30, 2008**
> **Filed May 15, 2008, August 14, 2008 and November 14, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2008**
> **File No. 0-12500**

Dear Mr. Francis:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.   For each comment with regard to your Form 10-K, consider the need to provide or revise your disclosures for each of your Form 10-Qs for Fiscal Year 2008.

Business, page 1

2.   Please revise your filing to provide all of the disclosure required by Item 101(h) of Regulation S-K. For example, to the extent material, please disclose the markets and distribution methods for the oil and gas you produce.

Risk Factors, page 7

3.   Please expand the risk factor entitled "our hedging activities may prevent us from benefiting from price increases and may expose us to other risks" to address the fact that you may experience significant losses as a result of your hedging agreements. In this regard, we note your disclosure regarding your net loss of $8.6 million on your derivative contracts in fiscal 2007. In addition, please disclose the percentage of your oil and gas production that is hedged.

Selected Financial Data, page 12

4.   We note you have elected to provide selected financial data although you qualify as a smaller reporting company. Revise this disclosure to provide five years of data, as required by Regulation S-K Item 301, or remove such disclosure from your filing.

Management's Discussion and Analysis of Financial Condition, page 13

5.   Please expand your discussion to address your prospects for the future. In this regard, address those key variables and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue, or income from continuing operations. See Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release No. 33-8350 (Dec. 19, 2003). For example, please indicate whether you anticipate that there will continue to be material increases in your interest expense.

Liquidity and Capital Resources, page 14

6.   Expand your discussion in this section to address your reported cash flows from financing activities and changes in your liquidity during Fiscal Year 2007 due to related party loans. Refer to Regulation S-K Item 303(a).

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 14

7.   Expand your discussion of results from operations to include a discussion of the reasons for material changes in line items. In this regard, please disclose the reasons for the change in your effective tax rate and the loss on your derivative contracts. Refer to Financial Reporting Codification Section 501.04.

8.   We note the volume of your reported natural gas swap contracts in relation to the size of your proved developed natural gas reserves as disclosed in the notes to your financial statements as of December 31, 2007. Discuss any known trends or uncertainties that these swap positions may reasonably have on your income from operations. As part of your response, include an explanation of how the size of your swap positions as reported in MMBTU relates to the size of your proved developed natural gas reserves as reported in MCF. Refer to Regulation S-K Item 303(a)(3)(ii) and the related instructions to paragraph 303(a).

Quantitative and Qualitative Disclosures About Market Risk, page 19

9.   We note you have elected to provide quantitative and qualitative disclosures about market risk although you qualify as a smaller reporting company. Revise your disclosures to comply with one of the three disclosure alternatives required by Regulation S-K Item 305(a)(1), or remove this disclosure from your filing. We note that under Regulation S-K Item 305(c), discussion and analysis shall be provided so as to enable a reader to assess the sources and effects of material changes in this information from the end of the preceding fiscal year to the date of the most recent interim balance sheet.

Management's Report on Internal Control over Financial Reporting; Changes in Internal Control over Financial Reporting, page 20

10.   Revise this section to indicate this report does not include an attestation report by the company's registered accounting firm, as required by Regulation S-K Item 308T(a)(3).

11.   We note your disclosure about the material weakness regarding the deficiencies in your control environment. Please disclose when the material weakness was identified and when the material weakness first began.

12.   Please quantify the anticipated cost of the remedial measures that you have described. In addition, please disclose the anticipated timeline for adopting the remedial measures described in paragraphs (2) and (3) at page 21.

13.   We note your disclosure that "[o]ther than as described above, no material change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the fourth quarter of fiscal 2007." Revise to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please make corresponding changes in your quarterly reports on Form 10-Q for the first three quarters of 2008.

Exhibits, page 24

14.   Please file as exhibits all material contracts. See Item 601(b)(10) of Regulation S-K. If you intend to incorporate certain exhibits by reference, revise your filing to incorporate such document by reference to the specific document and to the prior filing or submission in which such document was physically filed or submitted. See Item 10(d) of Regulation S-K. For example, we note that you have indicated that the inventory services management agreement dated December 1997 was filed with your annual report as Exhibit 10.7. However, it does not appear that such document was filed with your annual report.

Signatures, page 27

15.   Please indicate who is signing on behalf of your controller or principal accounting officer.

Exhibits 31.1 and 31.2

16.   Please provide the certifications in the exact form required by Item 601 of Regulation S-K. For example, and without limitation, we note that you have omitted the word "disclosure" from paragraph 4(a), and replaced the word "performing" with "fulfilling" in paragraph 5. Please make corresponding changes in your quarterly reports on Form 10-Q for the first three quarters of 2008.

Exhibit 32.1

17.   Please provide the certification of your chief financial officer required by Item 601(b)(32) of Regulation S-K.

Consolidated Balance Sheets, page F-2

18.   Disclose the accumulated balances of each component of your accumulated
comprehensive income, including the amount of income tax expense allocated to
each. Refer to Statement of Financial Accounting Standards 130, paragraphs 25-
26 and appendix B.

Consolidated Statements of Changes in Shareholders' Equity, page F-4

19.   We note the sale of Israeli operations, the related footnote disclosure, and the
reduction in additional paid-in capital as a result of this sale. Please provide us
with any additional facts and circumstances you considered, including the
relevant professional literature, to support your accounting treatment for the
reduction in additional paid-in capital from this transaction. In particular, address
your consideration of whether any indicators of impairment existed and the
results of your impairment test.

20.   We understand the proceeds of this sale were used to pay down your loan with
Naphtha. Please tell us how this sale and the related loan repayment were
recorded in your consolidated statement of cash flows.

Notes to Consolidated Financial Statements

Note 7 – Derivative and Hedging Activities, page F-13

21.   Include a reconciliation of the beginning and ending carrying value of your
energy trading contracts as described in Emerging Issue Task Force Issue No. 02-
3, paragraph 10(e).

22.   Include a disclosure of the sensitivity of your fair value estimates of the contracts
to changes in the near term. Refer to Statement of Position 94-6, paragraphs 13-
17.

Note 20 – Supplementary Oil and Gas Information (Unaudited), page F-24

23.   Please revise your presentation of the standardized measure to report future net
cash flows after future income tax expense. Please refer to Statement of Financial
Accounting Standards 69, paragraph 30.

Quarterly Reports on Form 10-Q for the Quarters Ended March 31, June 30, and September 30, 2008

Controls and Procedures

24.   We note your disclosure that your management and the audit committee of your board of directors have begun to develop remedial measures to address the internal control deficiencies identified in your annual report on Form 10-K for the year ended December 31, 2007. Please revise each of your filings to describe the remedial measures taken in the relevant quarter.

Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2008

Controls and Procedures, page 11

25.   We note your statement that "[a]s described below, under "Management's Report on Internal Control Over Financial Reporting," material weaknesses were identified in our internal control over financial reporting as of March 31, 2008." We further note that your quarterly report does not contain management's assessment of internal control over financial reporting. If you choose to retain the reference to management's assessment, please refer investors to the disclosure in your annual report on Form 10-K for the year ended December 31, 2007.

Definitive Proxy Statement on Schedule 14A

26.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Security Ownership of Management and Certain Beneficial Owners, page 2

27.   Please provide the disclosure required by Item 403 of Regulation S-K for each person who is known to be the beneficial owner of more than five percent of your common stock. For example, it appears that a number of the parties identified in footnote 3 to the table at page 3 may be deemed to beneficially own more than five percent of your common stock. Please provide the disclosure required by Item 403 for each such party.

Director Compensation, page 4

28.   We note your disclosure regarding fees earned or paid in cash by your directors. Please describe your standard compensation arrangements for directors. See Item 402(r)(3) of Regulation S-K.

29.   Please provide the information required by Item 201(d) of Regulation S-K. In this regard, we note in footnote 11 to your financial statements your disclosure regarding your 1993 Plan.

Certain Relationships and Related Transactions, Page 4

30.   We note your disclosure regarding your loans from Naphtha Israel Petroleum Corp. Ltd. and J.O.E.L. Jerusalem Oil Exploration Ltd. We also note your disclosure that your chief executive officer has a controlling interest in each of these companies. As a result, it appears that your chief executive officer has a direct or indirect material interest in such transactions. Please provide in this section the disclosure required by Item 404(a) of Regulation S-K with respect to such loans.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2007

Exploration, Production and Development – United States, page 1

Transaction with GFB LLC and Trans Republic Resources, LTD., page 2

31.   You state that the reserves for the acquired property were established by a third party consultant. Please name the consultant or remove the reference to the third party consultant. Please see Instruction 4B of Item 102 of Regulation S-K.

32.   You report that the acquisition from Five States completed on March 2, 2007 included 1.447,161 of net barrels of oil, 20,078,174 net Mcf of natural gas and 1,305,705 net barrels of NGLs. Please reconcile these reported reserves from this acquisition with the volumes you report from acquisition in 2007 in the reserves table on page F-22.

Employees, page 7

33.   We note that you report that you have seven employees. Please tell us if any of these employees are petroleum engineers or geologists and if so tell us their experience level. If you do not have any employees that are petroleum engineers or geologists, please tell us who determined your reserve estimates.

Risk Factors, page 7

The oil and gas reserve data included in this report are only estimates…….page 8

34.   The SEC definition of proved reserves states that you must be reasonably certain
        that the reserves you classify as proved will be recovered. This means that the
        ultimate recovery of reserves should be much more likely to increase over time
        than to decrease. It appears by saying that there are numerous uncertainties that
        are inherent in estimating oil and gas reserves you are contradicting, or
        mitigating, the reasonable certainty that is necessary for reserves to be classified
        as proved. If you are not reasonably certain of recovering all or a portion of your
        reported reserves, please remove them from your filing. If you are reasonably
        certain that you will recover your reported reserves, please revise your risk factor
        and Reserve Information on page 11 to remove "there are numerous uncertainties
        inherent in estimating oil and gas reserves" and revise to not imply that proved
        reserves are not reasonably certain to be recovered.

Properties, page 10

Oil and Gas Exploration and Production – Properties and Reserves, page 10

35.   Please expand your disclosure to include all of the information required by
        Industry Guide 2.

Oil and Gas Volumes and Revenues, page 14

36.   Please expand your disclosure to include the average unit price of plant products,
        if materially different than the reported oil price per unit. Expand your disclosure
        to include the average unit operating cost plus production taxes per equivalent
        barrel of production.

Supplementary Oil and Gas Information, page F-22

Oil and Gas Reserves, page F-22

37.   We note in the oil and gas reserve table a number of significant changes in
        reserves particularly for revisions in 2007 which are over 4 times greater than the
        total reserves you reported in 2006. However, we do not see any explanation for

these changes. Please expand your disclosure to include appropriate explanations for all significant reserve changes in these tables. See paragraph 11 of SFAS 69.

38.   Considering the total annual reserves and the proved developed reserves you report, it does not appear that the proved undeveloped reserves you report for both oil and gas reserves in years 2004 through 2006 are correct. Please revise your proved undeveloped reserves for those years as necessary or tell us why such revision is not necessary.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551- 3761 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Sean Donahue at (202) 551-3579 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director